Exhibit 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before taxes (1)	$537,068	$438,954	$333,046	$348,507	$231,070
Equity income (greater than) less than distributions	(5,731)	(1,273)	(10,795)	(3,931)	(2,775)
Less: Capitalized interest (2)	(3,354)	(20,398)	(9,364)	(6,501)	(8,796)
Total earnings	$527,983	$417,283	$312,887	$338,075	$219,499

Fixed Charges:
Interest and debt expense	$194,922	$171,330	$171,235	$130,920	$114,980
Capitalized interest	4,371	21,257	9,903	7,007	9,238
Portion of rentals representing an interest factor	10,916	10,328	8,883	8,217	8,894
Total fixed charges	$210,209	$202,915	$190,021	$146,144	$133,112

Earnings available for fixed charges	$738,192	$620,198	$502,908	$484,219	$352,611

Ratio of earnings to fixed charges	3.51	3.06	2.65	3.31	2.65
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(1)	Excludes income attributable to noncontrolling interests.

(2)	Excludes amortization of capitalized interest of $1.0 million, $0.9 million, $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.